SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16

of the Securities Exchange Act of 1934

For the month of November 2003

Commission File Number: 0-3003

46 quai A. Le Gallo

92648 Boulogne Cedex

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):  ☐

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):  ☐

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If ((yes)) is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Thomson group

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

OF THOMSON AND SUBSIDIARIES

Thomson group

UNAUDITED CONSOLIDATED INTERIM INCOME STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND JUNE 30, 2002, AND FOR THE YEAR ENDED DECEMBER 31, 2002

	Note	Six months ended		Year ended December 31, 2002 audited
		June 30, 2003 unaudited	June 30, 2002 unaudited (1)
(in euro except number of shares)
Net sales		3,823	4,979	10,187
Cost of sales		(2,930)	(3,850)	(7,761)

Gross margin		893	1,129	2,426

Selling, general and administrative expense		(573)	(677)	(1,334)
Research and development expense		(177)	(205)	(374)

Operating income		143	247	718

Interest expense, net		(1)	7	9
Other financial expense, net		(30)	(43)	(137)

Financial expense	(4)	(31)	(36)	(128)

Equity investments		(2)	—	—
Amortization of goodwill		(45)	(36)	(78)
Other income (expense), net	(5)	(119)	(10)	(96)
Income tax	(6)	(39)	(50)	(56)

Net income (loss) before minority interests		(93)	115	360
Minority interests		1	8	13

Net income (loss)		(92)	123	373

Weighted average number of shares outstanding-
Basic (net of treasury shares)		277,240,438	277,240,438	277,240,438
Basic net income per share		(0.33)	0.44	1.35
Diluted net income per share		(0.33)	0.44	1.29

(1)	At the end of 2002, the Company elected to apply EITF 01-09 “accounting for consideration given by a vendor to a customer” and has therefore restated the six months period ended June 30, 2002 accordingly. This relates to certain cooperative advertising and promotion expenses that were previously recorded as marketing expenses. The effect for the period ended June 30, 2002 is a decrease of “Net sales” of the Consumer Product Segment of € 40 million with an equal decrease of “Selling, general and administrative expense”.

At the end of 2002, TAK activity was discontinued. Therefore, consistent with the presentation of the consolidated income statements for the year ended December 31, 2002, related operating costs are classified in “other income (expenses), net” (€ - 5 million as of June 30, 2002).

Thomson group

UNAUDITED CONSOLIDATED INTERIM BALANCE SHEETS

AS OF JUNE 30, 2003, JUNE 30, 2002, AND DECEMBER 31, 2002

	Note	June 30, 2003 unaudited	June 30, 2002 unaudited	December 31, 2002 audited
(in millions of euro)
ASSETS:

Fixed assets:

Intangible assets, net	(7)	2,147	1,932	2,183

Property, plant and equipment		3,686	3,602	3,800
Less: accumulated depreciation		(2,127)	(2,153)	(2,178)

Property, plant and equipment, net		1,559	1,449	1,622

Equity investments		12	10	4
Other investments	(8)	78	619	58
Loans and other non-current assets		61	68	156

Total investments and other non-current assets		151	697	218

Total fixed assets		3,857	4,078	4,023

Current assets:

Inventories		906	1,036	962
Trade accounts and notes receivable, net (a)		1,232	1,666	1,675
Current accounts with affiliated companies (except TSA)		92	81	71
Other receivables		1,056	1,099	1,278
Contract advances, net	(9)	296	248	242
Cash and cash equivalents		1,724	1,314	1,463

Total current assets		5,306	5,444	5,691

Total assets		9,163	9,522	9,714

(a)	As of December 31, 2002 the accruals related to consideration given to customers previously classified under “Other creditors and accrued liabilities” are deducted from “trade accounts and notes receivable, net”. Accordingly, the June 30, 2002 amounts have been restated (€ 23 million).

Thomson group

UNAUDITED CONSOLIDATED INTERIM BALANCE SHEETS

AS OF JUNE 30, 2003, JUNE 30, 2002, AND DECEMBER 31, 2002

	Note	June 30, 2003 unaudited	June 30, 2002 unaudited	December 31, 2002 audited
(in millions of euro)
LIABILITIES, SHAREHOLDERS’ EQUITY AND MINORITY INTERESTS

Shareholders’ equity:	(10)
Common stock (280,613,508 shares of € 3.75 each)		1,052	1,052	1,052
Additional paid in capital		1,938	1,938	1,938
Retained earnings		1,293	1,197	1,447
Cumulative translation adjustment		(483)	(230)	(339)
Treasury shares		(155)	(156)	(155)
Revaluation reserve		4	4	4

Shareholders’ equity		3,649	3,805	3,947

Minority interests		3	45	38

Reserves:	(11)
Reserves for retirement benefits		696	676	705
Restructuring reserves		118	135	127
Other reserves		197	207	216

Total reserves		1,011	1,018	1,048

Financial debt:	(12)
Financial debt with third parties		2,038	1,676	1,694
Financial debt with TSA group and subsidiaries		—	3	—

Total financial debt		2,038	1,679	1,694

(of which short-term portion)		252	253	262

Current liabilities:

Trade accounts and notes payable		1,148	1,319	1,235
Accrued employee expenses		216	254	223
Other creditors and accrued liabilities (a)		814	927	1,070
Debt related to Technicolor acquisition	(13)	284	475	459

Total current liabilities		2,462	2,975	2,987

Total liabilities, shareholders’ equity and minority interests		9,163	9,522	9,714

• Contractual obligations and commercial commitments	(15)
• Contingencies	(17)

(a)	As of December 31, 2002 the accruals related to consideration given to customers previously classified under “Other creditors and accrued liabilities” are deducted from “trade accounts and notes receivable, net”. Accordingly, the June 30, 2002 amounts have been restated (€ 23 million).

Thomson group

UNAUDITED CONSOLIDATED INTERIM

STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND JUNE 30, 2002

AND FOR THE YEAR ENDED DECEMBER 31, 2002

	Six months ended June 30, 2003 unaudited	Six months ended June 30, 2002 unaudited	Year ended December 31, 2002 audited
(in millions of euro)
Operating income (loss)	143	247	718
Adjustments to reconcile operating income to cash from operating activities
Depreciation of property, plant and equipment	163	176	358
Amortization of intangible assets	20	19	38
Amortization of contracts and changes in reserves reflected in operating income (1)	33	11	45

Decrease (increase) in inventories net	2	127	155
Decrease (increase) in trade and other receivables, net	415	376	401
Increase (decrease) in trade accounts, notes payable and accrued expenses)	(59)	(20)	(139)
Change in other current assets and current liabilities (2)	(248)	(91)	(115)

Restructuring cash expenses	(84)	(91)	(175)
Others	5	(150)	(182)

Net cash provided by operating activities –I—	390	604	1,104

Capital expenditures	(281)	(304)	(608)
Disposal of fixed assets	1	8	16
Acquisition of investments (note 14)	(339)	(1,158)	(1,273)
Disposals of investments	3	80	149

Net cash used by investing activities –II-	(616)	(1,374)	(1,716)

Net cash from operations –I+II-	(226)	(770)	(612)

Dividends Paid (3)	(65)	—	—
Increase in short-term debt (4)	241	135	218
Repayment of short-term debt	(18)	(177)	(248)
Increase in long-term debt (note 12)	355	681	607
Repayment of long-term debt	(6)	(88)	(37)

Net cash provided (used) by financing activities –III-	507	551	540

Effect of exchange rates and changes in reporting entities –IV-	(20)	1	3

Net increase (decrease) in cash and cash equivalents –I+II+III+IV-	261	(218)	(69)

Cash and cash equivalents at the beginning of the period	1,463	1,532	1,532

Cash and cash equivalents at the end of the period	1,724	1,314	1,463

(1)	Amortization of contract advances amounts to € 54 million, € 32 million and € 66 million as of June 30, 2003, June 30, 2002 and December 31, 2002 respectively.
(2)	This line excludes any balance sheet items unrelated to operating income, mainly: interest, income tax and non current items, the cash effect of which is included in the “others” caption.
(3)	Dividends paid to Thomson’s shareholders in 2003 amount to € 62 million. Dividends paid by entities owned at less than 100% amount to € 3 million.
(4)	Including the swap renewal effect.

Thomson group

UNAUDITED CONSOLIDATED STATEMENTS

OF CHANGES IN SHAREHOLDERS’ EQUITY AND MINORITY INTERESTS

For the six months ended June 30, 2003 and year ended December 31, 2002

	Number of shares	Common stock	Additional paid in capital net of costs	Redeemable bonds	Treasury Shares	Accumulated retained Earnings	Cumulative translation adjustment	Revaluation reserves	Shareholders’ equity	Minority interests
	(in thousands)			(in millions of euro)
Balance at December 31, 2001	265,113	994	1,235	761	(156)	1,074	46	4	3,958	71

							(385)		(385)	(9)
Translation adjustment
Conversion of redeemable bonds (1)	15,500	58	703	(761)
Treasury stock loaned (interest)					1				1
Change in perimeter										(11)
Net income (loss)						373			373	(13)

Balance at December 31, 2002	280,613	1,052	1,938	—	(155)	1,447	(339)	4	3,947	38

Translation adjustment							(144)		(144)	(1)
Dividends						(62)			(62)
Change in perimeter										(33)
Net income (loss)						(92)			(92)	(1)

Balance at June 30, 2003	280,613	1,052	1,938	0	(155)	1,293	(483)	4	3,649	3

(1)	15.5 million bonds subscribed by Carlton on March 16, 2001 were redeemed for 15,500,000 shares of Thomson at the contractual share price of € 49.12 each with a par value of € 3.75 per share.

Thomson Group

CONDENSED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

Seasonal activity

The markets on which our divisions are positioned along the video chain are seasonal and generally increase in the second half of the year. Accordingly, first half financial and operating results are not necessarily indicative of the results for the full year.

1. ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The consolidated financial statements of Thomson Group (also referred to herein as “the Group” or “Thomson”) have been prepared in accordance with French generally accepted accounting principles (“French GAAP”) as set forth in the French law on consolidation (the Act of January 3, 1985) and within Regulation 99-02, approved by the decree dated June 22, 1999 of the Comité de la Réglementation Comptable.

Financial statements of the consolidated subsidiaries, when prepared in accordance with the accounting principles generally accepted in their country of origin, have been adjusted accordingly in consolidation.

All figures are presented in millions of euro unless otherwise stated.

Accounting principles applied are the same as those described in the 2002 annual report.

Translation of foreign subsidiaries’ financial statements

The main exchange rates used for translation (euro to unit currency) are summarized in the following table:

	June 30, 2003		June 30, 2002		December 31, 2002
	Closing rate	Average rate	Closing rate	Average rate	Closing rate	Average rate

U.S. Dollar	0.87512	0.90272	1.00250	1.10895	0.95356	1.05803
Pound Sterling	1.44258	1.45388	1.53893	1.60767	1.53728	1.59132

2. MAIN CHANGES IN THE SCOPE OF CONSOLIDATION

Additions since January 1, 2003

•	Since January 2003, Thomson multimedia Maroc, Thomson multimedia Japan, TCE Marketing Australia and PT Indonesia have been fully consolidated. They were previously accounted at cost under “Other Investments”.

•	On January 31, 2003, Thomson acquired 89% of Canal+ Technologies (Thomson held 3% of Canal+ Technologies before this agreement). Canal+ Technologies is a leading worldwide provider of conditional access and middleware technology solutions, marketed under the brand names of MediaGuardTM and MediaHighwayTM to digital TV operators.

•	On February 5, 2003, Thomson purchased from Alcatel its 50% interest in the ATLINKS joint venture. ATLINKS is now 100% held by the Group.

•	On February 28, 2003, the Group acquired Pacifica Media Affiliates (PMA), the parent company of some of the industry’s premiere Los Angeles-based audio editorial and mixing facilities for feature and broadcast production. This will expand Technicolor Entertainment Services’ post-production service offering as well as Thomson’s Digital Media Solutions customer base.

Thomson Group

CONDENSED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

Additions from January 1, 2002 to December 31, 2002

•	On January 2, 2002, Victor Company of Japan, Limited sold its 50% interest in J2T Holding GmbH to Thomson. After this transfer, J2T Video Tonnerre is now 100% owned by Thomson. The transaction had no goodwill impact. This company is fully consolidated as of January 1, 2002.

•	On January 31, 2002, in accordance with the contract signed in 2001, Philips sold an additional 16.67% interest in BTS Holding International B.V. to the Group. The Group held 83.33% of BTS Holding International B.V. as of June 30, 2002. In September 2002 the remaining 16.67% were acquired.

•	On February 20, 2002, the Group acquired 100% of Vid-Film, a privately held digital post production services company with locations in the Los Angeles area, London and Singapore. This company is fully consolidated as of that date.

•	On February 25, 2002, the Group acquired assets related to the DVD compression, authoring, regionalizing and related services business from Still In Motion LLC and two private vendors.

•	On March 1, 2002, the Group acquired all the shares of Grass Valley Group, a leading supplier of digital broadcasting equipment. This company is fully consolidated as of that date.

•	On April 4, 2002, the Group acquired all the shares of Southern Star Duplitek Pty Limited in Australia. Duplitek is an Australian leader in processing and distribution activities of pre-recorded DVD and videocassette. This company is fully consolidated as of that date.

•	On May 7, 2002 the Group formed ScreenVision Holdings (Europe) Limited, a 50-50 joint venture with Carlton Communications Plc to purchase the entire issued share capital of Circuit A in France, and RMB II, a subsidiary formed by Régie Media Belge (RMB) in Europe in order to effect the acquisition of the cinema screen advertising business owned by UGC and RTBF (Radio Télévision Belge de la communauté Française) in certain European countries. The closing of the acquisition occurred on June 28, 2002. Because no significant activity occurred subsequent to this acquisition date, the acquisition was shown at cost under “Other Investments” as of June 30, 2002, and was consolidated under pro rata method as of December 2002.

•	On June 25, 2002, the Group acquired the Panasonic Disc Services Corporation (PDSC), a company specializing in DVD and CD replication services and distribution in the U.S. and Europe. Because no significant activity has occurred subsequent to this acquisition date, the acquisition was shown at cost under “Other Investments” as of June 30, 2002 and was fully consolidated as of December 2002.

•	On June 28, 2002, Thomson acquired 100% of Grundig’s set-top box activity through the acquisition of the Digital Intermedia System Business (“DIS Business”). The DIS Business comprises a manufacturing and two research and development facilities. Because no significant activity occurred subsequent to this acquisition date, the acquisition was shown at cost under “Other Investments” as of June 30, 2002 and was fully consolidated as of December 2002.

•	On September 19, 2002, ScreenVision U.S. a 50-50 joint venture of the Group with Carlton Communications plc, acquired 100% of the U.S. operations of Val Morgan, a division of Television Media Services specialized in the cinema advertising business. This company has been consolidated under the pro rata method since September 19, 2002.

Subsidiaries disposed of since June 2002

•	On February 1, 2002, 33.33% of A Novo Comlink Espana (Spain) was sold by ATLINKS to A Novo, in accordance with a contract signed with the purchaser in 2000. ATLINKS sold its remaining interest of 33.33% in December 2002.

•	On January 2003, ScreenVision Europe Group sold its 70% participation in Twice, which is therefore not consolidated subsequent to December 31, 2002.

Thomson Group

CONDENSED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

Pro forma information

For comparative purposes, the table below presents condensed consolidated income statements on a pro forma basis. The 2002 Pro forma information has been determined in order to reflect over 2002 the same consolidation perimeter as the one that exists in 2003.

	Six months ended June 30, 2002	Impact of Acquired & Disposed Businesses (2)	Six months ended June 30, 2002 Pro forma	Six months ended June 30, 2003
(Unaudited) (In million of Euro, unless otherwise stated)
Net Sales	4,979	333	5,312	3,823
Operating Income	247	(10)	237	143
Financial Income (1)	(36)	(13)	(49)	(31)
Goodwill amortization	(36)	(7)	(43)	(45)
Minority Interests	8	3	11	1
Net Income	123	(27)	96	(92)
Weighted average number of shares outstanding in the period	277,240,438	—	277,240,438	277,240,438
Basic Net Income per common shares (In Euro)	0.44	(0.09)	0.35	(0.33)
Diluted Net Income per common shares (In Euro)	0.44	(0.09)	0.35	(0.33)

(1)	The additional proforma financial expense represents only the increase of interest expenses measured as if the Group had paid related acquisitions 12 months before.

(2)	Pro forma information have been measured using the following basis:

During the six months ended June 30, 2003, the Group began to consolidate the following entities. Therefore results for the six months ended June 30, 2002 have been adjusted as if the following significant changes in consolidation scope had occurred 12 months before:

-	Canal+ Technologies consolidated as of February 1, 2003

-	PMA consolidated as of March 1, 2003

During 2002, the group started to consolidate certain entities. Therefore results for the six months ended June 30, 2002 have been adjusted to reflect the impact of such acquisitions as if they had occurred January 1, 2002:

-	Vid-Film consolidated as of February 20, 2002

-	Still in Motion consolidated as of February 25, 2002

-	Grass valley Group consolidated as of March 1, 2002

-	Duplitek consolidated as of April 4, 2002

-	PDSC consolidated as of June 25, 2002

-	Grundig (DIS business) consolidated as of June 28, 2002

-	ScreenVision Europe consolidated as of June 28, 2002

No material entity or Segment component was excluded from consolidation in 2002 and 2003.

The tax effect of additional proforma expenses is nil.

Thomson Group

CONDENSED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

3. INFORMATION BY BUSINESS SEGMENT

Beginning January 1, 2003, in order to further stress customer focus and simplify the Group’s structure, Thomson formed the following four reporting segments: Content & Networks, Consumer Products, Components, and Licensing.

•	Content & Networks activities comprising the following activities:

-	Video content preparation and distribution activities under the Technicolor® trademark (post-production, media asset management, replication and distribution services for Film, DVD and VHS) and the Screen-Advertising businesses (ScreenVision, theater services).

-	Broadcast and network equipment and services under GVG ® trademark and Broadband Access Products businesses.

-	The Broadband Access Products activity, including decoders and modems, has been transferred to the Content & Networks segment as it addresses a similar customer base. The business of ATLINKS with Telecom companies is now managed within the Broadband Access Products activity for the same reason.

•	Components, comprising the same activities as the former Displays and Components division, produces and sells television tubes, other display devices, optical components and television and video components.

•	Consumer Products activities comprising Television sets, Audio and Video products, Accessories, and Home Telephony products; the Consumer Products segment also comprises the worldwide Marketing and Sales organization for retail products.

•	Licensing, comprising the former Patents and Licensing division, licenses the intellectual property of the Group and of external customers.

In addition, the Holdings column includes amounts related to corporate functions and worldwide programs unrelated to a specific business segments (notably central research).

The operations of the former New Media Services division have been absorbed in 2003 by Consumer Products activities (principally guide-related activities) and Content & Network activities (principally the screen-advertising activity).

	Content & Networks	Components	Consumer Products	Licensing	Holdings	Consolidation Adjustments	Total
		(5)	(1)	(6)
Six months ended June 30, 2003
Net sales from external customers	1,712	484	1,414	208	5	—	3,823
Intersegment Sales	3	209	—	—	71	(283)	—
Operating income (loss)	137	(38)	(81)	185	(60)	—	143
Segment Assets (2)	2,436	1,001	952	9	91	—	4,489
Capital employed (3)	2,063	722	568	72	19	—	3,444
Net Goodwill	1,334	1	20	—	—	—	1,355

Thomson Group

CONDENSED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

	Content & Networks	Components	Consumer Products	Licensing	Holdings	Consolidation Adjustments	Total
	(4)		(1)(4)		(6)
Six months ended June 30, 2002
Net sales from external customers	1,761	900	2,120	192	6	—	4,979
Intersegment Sales	26	316	37	—	93	(472)	—
Operating income (loss)	147	44	(51)	168	(61)	—	247
Segment Assets (2)	2,389	1,044	1,309	73	135	—	4,950
Capital employed (3)	1,963	661	797	65	131	—	3,617
Net Goodwill	1,122	2	9	—	—	—	1,133

(1)	TAK activity was discontinued in the second half of 2002, therefore, consistent with December 2002 presentation, operating costs are classified in “other income (expense), net” (€ -5 million as of June 30, 2002).
(2)	Segment assets include tangible and intangible fixed assets (without goodwill), trade receivables and inventory.
(3)	Capital employed is defined as being the aggregate of net tangible and intangible assets (without Goodwill), operating working capital and other current assets and liabilities (excluding reserves, tax, debt related to Technicolor acquisition and debt to suppliers of fixed assets).
(4)	The amounts as of June 30, 2002 have been restated accordingly to the new 2003 business organization.
(5)	During February 2003, Components division decided to temporarily stop one of its large-size tube production lines (line #1) in Marion, Indiana. The decision to definitively close the line was finally announced on June 12, 2003. The costs incurred between February and June associated with this closure have been classified under “other income/(expenses)”, and total € -7.9 million. They include mainly employee unemployment costs (€ -2.7 million), and operational impairment (€ -3.5 million). Operational impairment is primarily the reduced production output that resulted from interplant job changes that are required by the seniority protection clauses in the Union contracts.
(6)	As set out under Accounting Policies, Thomson’s patent license agreements generally provide that a specified royalty amount is earned on each product shipped to a third party by a licensee. Thomson’s policy is to record licensing revenue as it is earned. The gross royalty amount is determined on a quarterly basis and in accordance with the license agreement. However some agreements may include royalty payments related to previous periods’ production. Such payments can be significant in the context of certain periods income including the first semester of 2003.

4. FINANCIAL EXPENSE

	Six months ended June 30, 2003	Six months ended June 30, 2002	Year ended December 31, 2002
	(in millions of euro)
Interest income	16	32	51
Interest expense	(17)	(25)	(42)

Interest (expense) income, net (1)	(1)	7	9

Cash payment discounts granted	(3)	(2)	(10)
Cash payment discounts obtained	1	—	1
Pension plans interest cost relating to shut-down activities	(12)	(13)	(26)
Other interest on non-financial payables	(4)	(3)	(13)
Exchange profit (loss) (2)	(3)	2	(2)
Other (3)	(9)	(27)	(87)

Other financial expense, net	(30)	(43)	(137)

TOTAL	(31)	(36)	(128)

(1) Includes € 4 million, € 8 million and € 15 million of interest on promissory notes related to the acquisition of Technicolor for June 30, 2003, June 30, 2002 and December 31, 2002, respectively.

(2) Includes an exchange profit (loss) of € -4 million, € 10 million and € 17 million from Thomson multimidia do Brazil Ltda (deposit and receivables denominated in U.S. Dollars) for June 30, 2003, June 30, 2002 and December 31, 2002, respectively.

(3) This caption mainly includes valuation allowances or reversal on investments carried at cost.

Thomson Group

CONDENSED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

5. OTHER INCOME (EXPENSE), NET

	Six months ended June 30, 2003	Six months ended June 30, 2002	Year ended December 31, 2002
	(in millions of euro)
Restructuring costs, net (1)	(110)	(46)	(141)
Gain on disposal of fixed assets/investments	(2)	42	79
Write-off of fixed assets (2)	(8)	(9)	(15)
Other (3)	1	3	(19)

Total other income (expense), net	(119)	(10)	(96)

(1)	Net restructuring costs by segment are:

	Six months ended June 30, 2003	Six months ended June 30, 2002	Year ended December 31, 2002
	(in millions of euro)
Content & Networks (a)	(16)	(11)	(29)
Components (b)	(58)	(13)	(43)
Consumer Products (c)	(25)	(22)	(63)
Holding (d)	(11)	—	(6)

Total Restructuring expense	(110)	(46)	(141)

As of June 30, 2003, the restructuring expense includes € -82 million of termination costs and other exit costs and € -28 million for the write down/write off of assets and is comprising the following plans, by segment:

(a)	Restructuring costs of Content & Networks result from restructuring programs related to acquired businesses in 2002. Such restructuring costs are expensed as incurred because they benefit to future activity of the Group, (i.e. training, moving or harmonization costs).
(b)	Restructuring and reorganization programs of Components Segment announced in June 2003 mainly comprise the adaptation of the production capacity of two plants in the United States of America that led to the closure of two tubes production lines in Marion and one glass production tank in Circleville.
(c)	Restructuring activities of Consumer Products mainly comprise the following programs for the six months ended June 30, 2003:

—New plans announced in 2003, the Tune up plan for adaptation of the segment costs structure to the business environment and the reorganization of certain Mexican facilities to improve the Segment profitability; these plans have been announced in June 2003.

—Restructuring costs for programs undertaken in 2002 and mainly related to the closure of one plant in France but for which reliable estimates were not available at the time of the decision.

(d) Restructuring and reorganization costs of Holding activities mainly comprise the downsizing of certain research and development centres in France. Such restructuring plans have been announced in June 2003.

(2)	As of June 30, 2003 € -8 million is related to write-off of fixed assets in the Component Segment.

(3)	The caption “other” in “other income (expense)” amounts to € 1 million and mainly comprises the following:
•	€ 5.9 million income related to the reversal of a provision for litigation (Judgment of the lawsuit in favour of Thomson), as well as other various miscellaneous income, and

•	€ -7.9 million expense explained as follows: During February 2003, Components Segment decided to temporarily stop one of its large-size tube production lines (line #1) in Marion, Indiana. The decision to definitively close the line was finally announced on June 12, 2003. The costs incurred between February and June associated with this closure have been classified under “other income/(expenses)”, and total € -7.9 million. They include mainly employee unemployment costs (€ -2.7 million), and operational impairment (€ -3.5 million). Operational impairment is primarily the reduced production output that resulted from interplant job changes that are required by the seniority protection clauses in the Union contracts.

In June 2002, an insurance indemnity was allocated in the Components segment in an amount of € 10 million and € 9,9 million to “other income (expense)” and operating income respectively in proportion to the costs respectively incurred in prior periods.

On June 10, 2002, in connection with a patent infringement claim concerning Consumer Products Segment, Thomson entered into asettlement and license agreement with the plaintiff. The payment is comprised of damages and royalties for the period prior to the date of the agreement (June 10, 2002), and a fully paid up Worldwide License for the remaining life of the settled patents. Consistent with last year’s classification, the damages in excess of the previous year accruals have been classified under “other income and expense” and amount to € -5.7 million. As of June 30, 2002 the line “other” includes also an amount of € -5,9 million in connection with litigation.

Thomson Group

CONDENSED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

6. INCOME TAX

Pursuant to the provisions of the French Tax Code (article 209 quinquies) and in accordance with a tax agreement from the French Tax Authorities dated November 6, 2002, Thomson now files a worldwide consolidated tax return (the “Regime”).

This Regime provides that the basis for income tax computation of the parent company is not limited to French consolidated subsidiaries taxable income but also includes taxable income, as determined under French tax law, of more than 50% owned foreign entities (the “Foreign Entities”). Within certain limits, the French Tax Code allows for the reduction of the taxable income of profitable companies by offsetting taxable losses of other entities. Also French income tax payable, as determined by the method described above, allows for the application of foreign taxes due in local jurisdictions and related to greater than 50% owned foreign entities, to be applied as a credit to income taxes due in France.

This tax agreement has been retroactively applied as of January 1, 2001 and will expire on December 31, 2005 unless renewed. As a consequence, the first worldwide-consolidated tax return was filed for 2001 in November 2002.

The income tax expense for the period ended June 30, 2003 and 2002 is determined using the year-end 2003 and 2002 forecasted effective tax rate applied to the year to date June result of affiliates. When an affiliate has a pre-tax loss at end of June, a tax asset is recorded only when the affiliate has anticipated to generate sufficient taxable Income from the twelve months period ended December 31, 2003.

Effective tax rate:

(in millions of euro)	Six months ended June 30, 2003	Six months ended June 30, 2002
Income before tax and before minority interest	(54)	165
Less : Equity in income of unconsolidated affiliates	(2)	—
Goodwill amortization	(45)	(36)

Total	(7)	201
Total income tax	(39)	(50)

Effective tax rate	N/A	24.9%

The income tax expense related to French subsidiaries amounted to € -12.5 million as of June 2003 out of which € -14.6 million are related to unrecoverable whithholding tax on licensing revenues. As of June 2002, the income tax expense related to French subsidiaries amounted to € -7.1 millions out of which € -16 million of expense were calculated at reduced rate, and including tax credits for € 6 million.

In the US, the income tax expense of the tax consolidation as of June 2003 amounted to € -9 million including € -7 million of foreign withholding taxes. As of June 2002, tax expense of the US tax consolidation amounted to € -2.5 million, including a reversal of deferred tax asset allowance based on better business conditions for USD 10 million (€ 11 million at June 2002 average exchange rate).

In addition, the major tax paying legal entities as of June 2003 are the UK entities for € -6 million and Thomson Polska for € -5 million. As of June 2002, the income tax expense came from Thomson multimedia Polska for € -8.5 million, from Thomson multimedia do Brazil Ltda for € -6.5 million and from the UK tax consolidation for € -4.3 million.

7. INTANGIBLE FIXED ASSETS

	June 30, 2003			June 30, 2002	December 31, 2002
	Gross	Accumulated amortization	Net	Net	Net
	(in millions of euro)
Goodwill	1,513	(158)	1,355	1,133	1,320
Patents, trademarks and customer relationships (1)	858	(118)	740	745	803
Other intangibles	161	(109)	52	54	60

TOTAL	2,532	(385)	2,147	1,932	2,183

			Of which:
			Gross value	2,254	2,524
			Accumulated amortization	(322)	(341)

(1)	This caption consist mainly of the trademarks (€ 201 million for Technicolor trademarks at June 30, 2003 closing rate) and customer relationships (€ 262 million and € 78 million, respectively for Technicolor and PDSC at June 30, 2003 closing rate) which are not amortized.

Goodwill

	Purchase	Amortization	June 30, 2003			June 30, 2002	December 31, 2002
(In millions of euro)	Date	Life (years)	Gross	Amorti- zation	Net	Net	Net
ATLINKS (1)	1999	15	66	(8)	58	27	26
Singingfish.com	2000	5	21	(13)	8	12	10
Technicolor Group (2)	2001	20	540	(63)	477	626	535
ScreenVision U.S.	2001	20	39	(4)	35	43	39
Miles O’ Fun Inc	2001	20	8	(1)	7	7	6
BTS	2001 & 2002	15	129	(18)	111	86	116
Thomson Broadband (ADSL)	2001	10	68	(10)	58	68	61
Vid-Film (3)	2002	20	67	(4)	63	72	68
Grass Valley (3)	2002	15	98	(8)	90	141	93
Still in Motion (3)	2002	20	7	(1)	6	8	7
Southern Star Duplitek (3)	2002	20	60	(4)	56	35	49
Panasonic Disc Services Corporation (PDSC) (3) (2)	2002	20	263	(13)	250	—	272
ScreenVision Europe (3)	2002	20	15	(1)	14	—	19
Grundig DIS business (3)	2002	15	11	(1)	10	—	7
Canal+ Technologies (3) & (4)	2003	10	99	(4)	95	—	—
Others (less than € 5 million net individually)			22	(5)	17	8	12

TOTAL			1,513	(158)	1,355	1,133	1,320

(1)	Increase of € 34 million due to the purchase from Alcatel of its 50% interests in the ATLINKS joint venture (note 2).
(2)	Technicolor and PDSC goodwill gross value decreased by € 72 million in 2003 due to the decrease in value of the USD.
(3)	As of June 30, 2003, these companies have only performed a preliminary purchase accounting, which need to be finalized no later than the close of the first financial year subsequent to the acquisition pursuant to French regulation 99-02.
(4)	Purchase accounting of Canal+ Technologies has not been finalized as of June 30, 2003. As a consequence the difference between purchase price and equity acquired has been considered as goodwill and has been amortized since January 31, 2003.

Thomson Group

CONDENSED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

8. OTHER INVESTMENTS

	June 30, 2003			June 30, 2002	December 31, 2002
	At cost	Valuation Allowance	Net	Net	Net
	(in millions of euro)
Investments in :
—listed securities	24	(13)	11	37	5
—unlisted securities (1)	191	(126)	65	101	53
—Subsidiaries recently acquired and not yet consolidated (2)	2	—	2	481	—

TOTAL	217	(139)	78	619	58

(1)	This caption includes minority positions in unquoted companies strategic to the Group, including at June 30, 2003, a preference share investment totaling 44 million euros.
(2)	The Company has classified companies acquired at the end of June under “Other investments” where there has been immaterial activity between purchase date and the closing date.

As of June 2003, Nordic Media Link and RMB Slovakia (ScreenVision Europe acquisitions) are accounted for in this manner.

As of June 2002, ScreenVision Europe, Digital Intermedia System Business from Grundig business and Panasonic Disc Services Corporation were accounted for in this manner.

9. CONTRACT ADVANCES, NET

Technicolor and Screen advertising businesses conduct their activities with the majority of customers under long-term contracts. These contracts give Thomson an exclusive right to a customer’s business within a particular territory over the specified contract period (typically from 1 to 5 years). The contracts generally contain provisions that establish pricing terms for services and volumes to be provided and other terms and conditions. In some cases Thomson makes a payment in advance in return for exclusivity and other commitments over the life of the contracts.

Any advance payments made by Technicolor in respect of these contracts are recorded as contract advances (€ 275 million, € 239 million and € 225 million as of June 30, 2003, June 30, 2002 and December 31, 2002, respectively) and are amortized in deduction of “Net sales” on units of production or film processed.

As of June 30, 2003 an amount of € 21 million (€ 9 million and € 17 million as of June 30, 2002 and December 31, 2002, respectively) corresponds also to advances paid on contracts in the Group’s screen advertising joint ventures in the U.S. and Europe.

10. SHAREHOLDERS’ EQUITY

Common stock and additional paid-in capital

On March 16, 2002 the non-interest bearing bonds redeemable in shares (Obligations Remboursables en Actions or “ORA”) subscribed by Carlton on March 16, 2001 were exchanged into 15,500,000 ordinary shares of Thomson S.A. with a nominal value € 3.75 and a share premium of € 45.37 per share.

As of June 30, 2003, December 31, 2002 and June 30, 2002, the share capital of Thomson is € 1,052,300,655 consisting of 280,613,508 shares of common stock outstanding with a nominal value of € 3.75.

Thomson Group

CONDENSED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

11. RESERVES

a) Reserve for retirement benefits

Actuarial valuations are made on an annual basis and therefore are not available as of June 30, 2003. The actuarial assumptions used to calculate the reserve as of June 30, 2003 and 2002 are the same as those used to calculate the reserve as of December 31, 2002 and 2001, respectively. Curtailment impacts incidental to restructuring plans are actuarially estimated when applicable. As of June 2003, the impact of curtailment resulting from restructuring plans announced in 2003 was not significant.

b) Restructuring reserves

	June 30, 2003	June 30, 2002	December 31, 2002
	( in millions of euro)
Reserves at the beginning of the period	127	183	183
Current year expense (1)	114	53	151
Release of provision (1)	(4)	(7)	(10)
Usage during the period	(84)	(91)	(175)
Change in perimeter (2)	22	—	34
Currency translation adjustment and other movements (3)	(57)	(3)	(56)

Reserves at the end of the period	118	135	127

(1)	See note 5.
(2)	As of June 30, 2003 the change in perimeter is mainly due to revision of the purchase price allocation of PDSC (€ 19 million) and of Grass Valley (€ 3 million). As of December 31, 2002, the change in perimeter is due to the purchase accounting impact of PDSC (€ 31 million), Grass Valley (€ 27 million), BTS (€ 10 million), ADSL (€ 6 million) and Grundig (€ 1 million) together with a reversal for € -41 million relating to Technicolor.
(3)	As of June 30, 2003 includes mainly currency translation adjustments and reclassification of write-down of assets which amounted to € -6 million and € -51 million, respectively (December 31, 2002: € -13 million and € -47 million, respectively) .

As of June 30, 2003, the assets write-down/write off on restructuring activities reclassified in deduction of concerned assets are as follows: € -28 million charged to Income and € -23 million charged to the acquired net equity of PDSC.

c) Other reserves

	Warranty	Losses on subsidiaries (1)	Others (2)	TOTAL
	(in millions of euro)
As of December 31, 2001	113	52	81	246

Current period expense	84	3	27	114
Release of provision	(8)	—	(8)	(16)
Usage during the period	(91)	—	(24)	(115)
Currency translation adjustments and others	(4)	(4)	(14)	(22)

As of June 30, 2002	94	51	62	207

Current period expense	83	5	17	105
Release of provision	(9)	(1)	(13)	(23)
Usage during the period	(74)	(3)	(18)	(95)
Currency translation adjustments and others	(2)	(1)	25	22

Thomson Group

CONDENSED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

As of December 31, 2002	92	51	73	216

Current period expense	58	—	10	68
Release of provision	(4)	(1)	(17)	(16)
Usage during the period	(67)	(4)	(34)	(105)
Currency translation adjustments and others	(5)	20	25	34

As of June 30, 2003	74	66	57	197

(1)	Mainly includes the losses in excess of the Group investment in unconsolidated companies.
(2)	As of June 30, 2003, other reserves include mainly accruals for litigation risks for € 12 million (€ 20 million as of December 2002), contract risks for € 12 million (€ 13 million as of December 2002) and royalties (of which releases for past obligation of € 6 million during the 2003 semester).

12. FINANCIAL DEBT (SHORT-TERM AND LONG-TERM)

	June 30, 2003	June 30, 2002	December 31, 2002
	(in million of euros)
Debt due to financial institutions (1)	542	210	204
Convertible/exchangeable bond (October 2000) (2)	782	807	782
Convertible/exchangeable bond (March 2002)	600	600	600
Bank overdrafts	11	24	19
Other financial debt	57	38	44
Accrued interest including premium (3)	46	—	45

TOTAL	2,038	1,679	1,694

(1)	On June 30, 2003 Thomson S.A. issued senior notes in a total amount of USD 406 million (€ 355 million as of June 30, 2003 exchange rate) that were sold privately to institutional investors in the United States. This private placement consisted of three series; a series of 7 year maturity notes in an amount of USD 96 million; a series of 10 year maturity notes in an amount of USD 192 million and a series of 12 year maturity notes in an amount of USD 118 million. The notes carry a fixed rate of interest of 4.13%, 4.74%, and 4.84%, respectively for the 7, 10 and 12-year maturity notes. Thomson swapped USD 200 million of the total issue to floating rate. Thomson may, at its option, prepay at any time all, or from time to time any part of the notes. The amount prepaid shall be allocated among all of the notes at the time outstanding in proportion to the respective unpaid principal amounts. The note is subject to the maintenance of various restrictive and financial covenants such as not exceeding a ratio of 3 to 1 of consolidated earnings before interest, taxation depreciation and amortization to interest expense, and net debt not exceeding the net worth.
(2)	413,000 bonds due 2006 of € 72.67 nominal value were repurchased and cancelled during 2002 for an aggregate amount of € 28 million decreasing the nominal debt by € 30 million.
(3)	Since December 31, 2002 accrued interest is classified as part of the financial debt caption. As of June 30, 2003 accrued interest is broken down into (i) € 39 million for the premium due at maturity on the October 2000 convertible bond, which is recorded as a financial expense over the bond duration and (ii) € 7 million of interest. June 30, 2002 has not been restated and interest and premium were recorded in “Other creditors and accrued liabilities” in the amount of € 32 million (of which € 26 million, respectively for the premium and € 6 million for interest).

Interest on “debt related to Technicolor acquisition” (note 13) is included in the total “debt related to Technicolor acquisition”.

13. DEBT RELATED TO TECHNICOLOR ACQUISITION

As of June 30, 2003 the promissory notes related to the acquisition of Technicolor amount to € 284 million (USD 325 million) including accrued interest, compared to € 475 million and € 459 million respectively as of June 30, 2002 and December 31, 2002. These notes are repayable in two equal instalments on March 16, 2004 and 2005. Thomson may elect to pay half of the notes in Thomson shares (within the limit of 4 million shares authorized by the General Assembly of Shareholders).

Accrued interest on the notes amounted to € 22 million, € 25 million and € 29 million, respectively as of June 30, 2003, June 30, 2002 and December 31, 2002.

Thomson Group

CONDENSED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

On March 16, 2003 an amount of € 139 million (USD 150 million) plus € 9 million (USD 10 million) of interest was paid in cash on the maturity date of the second instalment of the promissory notes.

The remaining promissory notes interest rates are based on 6 month Libor plus a margin of 0.75% (for the two first maturities the rate was based on 3 month Libor). The latest applicable quotation for 6 month Libor dated March 12, 2003 was 1.18%.

14. STATEMENT OF CASH FLOWS

Acquisition of investments in subsidiaries and affiliated companies are broken down as follows (converted at the historical exchange rate of the payment):

	2003	2002
	First	First	2002
(in millions of euro)	Half year	Half year	12 months
Technicolor (1)	(137)	(217)	(215)
BTS	—	(26)	(65)
Grass Valley	—	(195)	(196)
Panasonic Disc Service Corporation	—	(434)	(446)
Canal+ Technologies	(102)	—	(90)
ATLINKS	(68)	—	—
Other	(71)	(286)	(289)

Acquisition of investment	(378)	(1,158)	(1,301)
– Cash position of companies acquired	39	—	28

Acquisition of investment, net	(339)	(1,158)	(1,273)

(1)	Consideration paid for Technicolor during first half of 2002 corresponds to the payment of the USD 150 million first instalment of the promissory note paid to Carlton and the USD 41.5 million corresponding to the post-closing adjustment as defined in the contract concerning excess cash and working capital. In the second half of 2002 the amount decreased due to a € 2 million reimbursement received from Carlton.

Consideration paid in 2003 corresponds mainly to the second instalment of the promissory note (note 13) together with a € 2 million reimbursement received from Carlton.

15. CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

(In accordance with the “Commission des Opérations de Bourse” recommendation issued in February 2002)

The two tables presented below provide information regarding contractual obligations and commercial commitments as of June 30, 2003 for which Thomson is obliged to make future cash payments. These tables include firm commitments that would result in unconditional or contingent future payments, but exclude all options hold since the latter are not considered as firm commitments or obligations. When an obligation leading to future payments can be cancelled through a penalty payment, the future payments included in the tables are those that management has determined most likely to occur given the two alternatives. No material commitment is omitted in this note 15, in accordance with French GAAP.

Guarantees given by entities of the Group securing debt, capital leases, operating leases or any other obligations or commitments of other entities of the Group are not disclosed as the related obligations are already included in the two tables below.

Thomson Group

CONDENSED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

Contractual Obligations	Amount of commitments expiring per period
(€ in millions)	December 31, 2002 Total	June 30, 2003 Total	Less than 1 year	> 1 and =< 5 years	After 5 years
Financial debts (1)	1,694	2,038	252	1,431	355
Debt related to Technicolor acquisition (1)	459	284	142	142	—

Unconditional Future Payments
Capital lease (2)	11	13	5	8	—
Operating lease (3)	588	594	115	338	141
Unconditional purchase obligations to buy:
— Financial investments (4)	322	103	100	3	—
— Property, plant & equipment	47	27	26	—	1

Total	369	130	126	3	1

Other long-term obligations (5)	108	98	34	64	—

Contingent Future Payments

Guarantees given	2	—	—	—	—

(1)	Financial debt (note 12) and debt related from Technicolor acquisition (note 13) are reported for their principal amounts and accrued interests as of June 30, 2003. Future interest expense and the impact of interest rate swap are not reported in this table. Currency swaps, hedging operations and foreign exchange options are described below in a separate table.

(2)	Capital leases relate mainly to building and equipment leases.

(3)	Operating leases are described below in (a) of this note

(4)	Unconditional purchase obligation to buy financial investment is primarily due to Thomson commitment to make payment to customers in its Content & Networks Division through June 2004 in the amount of € 87 million.

(5)	Other long-term obligations relate mainly to Information Technology service agreement commitments and general sponsoring agreements entered into in the United States.

Commercial Commitments	Amount of Commitments Expiring per period
(€ in millions)	December 31, 2002	June 30, 2003 Total	Less than 1 year	> 1 and =< 5 years	After 5 years
Unconditional Future Payments
Royalties (1)	60	—	—	—	—

Contingent Future Payments
Guarantees given to (2):
— suppliers	1	1	—	—	1
— legal court proceedings and custom duties	52	51	13	10	28
— other	49	43	35	7	1

Total	102	95	48	17	30

Commercial purchase obligation	235	188	100	83	5
Standby letters of credit (4)	82	77	75	2	—
Other commercial commitments	18	7	1	5	1

Thomson Group

CONDENSED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

(1)	Royalties to be paid for which future amounts are fixed. Royalties to be paid for which the amount is based on a per unit basis are not included unless if a fixed minimum amount will be charged. These were mainly related to licensing fee agreement.

(2)	Guarantees given for legal court proceedings secure the future payment Thomson would be obliged to make in case of unfavourable determination of the proceeding and amount to €13 million. For information regarding contingencies related to legal proceedings and environmental matters please refer to Note 17. Other guarantees given relate mainly to guarantees given to our customers.

(3)	Commercial purchase obligations include mainly commitments to buy advertising space in the cinema industry.

(4)	Standby letters of credit relate mainly to guarantees in favor of suppliers.

Commitments related to financial instruments held by the Group generate both future cash payments and receipts Therefore they have not been disclosed in the two table above as well as options. These commitments, as well as options, are disclosed in the following table for their related cash inflow and outflow amounts.

	June 30, 2003	June 30, 2002	December, 31, 2002
	(€ in million)
Currency swaps	2,129	1,565	1,609
Forward exchange contracts	1,194	1,029	957
Interest rate swaps	262	2	95
Foreign exchange options	169	86	16

Total commitments given	3,753	2,682	2,677

Currency swaps	2,116	1,649	1,680
Forward exchange contracts	1,212	1,036	988
Interest rate swaps	262	2	95
Foreign exchange options	166	86	16

Total commitments received	3,756	2,773	2,779

Actuarial valuations for the retirement benefit are made on an annual basis and are not available as of June 30, 2003. As of December 31, 2002 unrecognised obligation amounted to € 193 million.

Guarantees and commitments received amount to € 1 million, € 43 million and € 23 million as of June 30, 2003; June 30, 2002 and December 31, 2002.

(a) Operating leases

Commitments related to future operating leases payments amount to € 594 million as of June 30, 2003 and is detailed below: (€ in millions)

June
2004	115
2005	116
2006	100
2007	72
2008	50
Thereafter	141

Total	594

The significant operating leases are described thereafter:

In 2000, two leases were contracted related to the sale of office buildings in Boulogne and Indianapolis and are accounted for as operating leases:

Thomson sold its headquarters office building located in Boulogne for € 89 million net of costs on February 29, 2000. The building was leased back from the purchaser for a six-year period. The lease requires Thomson S.A. to pay customary operating and repair expenses and to observe certain operating restrictions and covenants. The lease contains renewal options at the end of the initial lease period.

Thomson Group

CONDENSED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

Thomson, Inc. sold its corporate office building (administration and technical services buildings) in March 2000 for €57 million net of costs. The buildings were leased back from the purchaser for a twelve-year period. The lease requires Thomson, Inc. to pay customary operating and repair expenses and to observe certain operating restrictions and covenants.

Two other operating lease contract were signed related to industrial plants:

• In 2000, the Group entered into a lease agreement for the equipment and building of a new television tube manufacturing facility located in Mexico. The manufacturing facility is owned by a Special Purpose Entity (the “SPE”) in which Thomson has no direct ownership. The lease is an operating lease with a term of seven years. During the lease term and at the end of the term the Group has the option to purchase the facility for a purchase price equal to the expected fair market value which is the original purchase price less amortization (this price changes over time). At the end of the lease term if the purchase option is not exercised the Group has the option to either renew the lease or return the facility to the lessor and arrange for the facility to be sold to a third party.

If the Group elects not to acquire the equipment at the end of the leases its production capacity would be substantially decreased.

Future minimum lease payments under this operating lease at June 30, 2003 are as follows (€ in millions):

2004	15
2005	16
2006	16
2007	12

Total	59

• In 2001, Thomson’s Polish subsidiary (the “Subsidiary”) entered into a transaction with a SPE whereby it transferred ownership title of tube manufacturing equipment to the SPE; the Subsidiary received an amount of €p138 million corresponding to the fair value of the equipment at transfer date (the “Original Fair Value”). For a 5 year period (the “Period”) the Subsidiary will continue to use the equipment and pay an amount corresponding 19% of the Fair value which will be recorded as rental expense and at the end of the Period the Subsidiary will have two options: (1) either repay an amount corresponding to the Original Fair Value in which case the rights and legal title to the equipment will be retransferred to the Subsidiary or (2) remarket for the owner the equipment in which case the SPE will receive the proceeds and the Subsidiary will pay an amount corresponding the difference between the proceeds and the Original Fair Value, such amount not exceeding 87% of the Original Fair value (the “Guarantee”). The Group has not yet decided which option it will elect. The difference between the Original Fair Value and the Book Value of the equipment is deferred until the Guarantee is released. If the subsidiary were to reincorporate the asset in the balance sheet, the deferred amount will be applied against the amount paid to the SPE and the asset will therefore be restated at its original cost and the pro forma effect would be the following: per annum depreciation expense (€ 12.7 million) would replace rental expense (of approximately €5.3 million) and interest expense would increase by approximately € 3.6 million.

If the Group elects not to acquire the equipment at the end of the lease, its production capacity will be significantly reduced. If the Group requires the same production capacity, it would have to enter into outsourcing arrangements or acquire or lease other production facilities.

In addition to the future minimum lease payments included above these leases provide for a residual value guarantee in the event of market value declines, which may be due upon termination of the leases. As of June 30, 2003 the Group’s maximum contingent liabilities with respect to this residual value guarantees are € 120 million related to its lease in Poland and € 168 million related to its lease in Mexico.

The two SPE’s referred to above do not require consolidation under § 10052 of Regulation N°99-02 of the “Comité de la réglementation comptable” solely because the Group has no interest in these SPE’s; as of June 30, 2003 the main effect had they been consolidated would be to increase Property Plant and equipment by € 53 million for Thomson multimedia Polska sp.zo.o. and € 206 million for Thomson Displays Mexicana, S.A. de C.V., debts by € 132 million for Thomson multimedia Polska sp.zo.o and €198 million for Thomson Displays Mexicana, S.A. de C.V. and to decrease deferred gain by € 85 million for Thomson multimedia Polska sp.zo.o.

Thomson Group

CONDENSED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

(b) Other commitments

At June 30, 2003 and December 31, 2002 the Group has restricted cash deposits totalling € 86 million and € 89 million, respectively.

At June 30, 2003 these deposits consisted primarily of a deposit by TCE Television Taiwan in the amount of € 80 million guaranteeing a loan to Thomson S.A. in the same amount.

16. RELATED PARTY TRANSACTIONS

•	Carlton Communications Plc and its subsidiaries (“Carlton”)

The Group partially financed the Technicolor acquisition consumed on March 16, 2001 by issuing promissory notes to Carlton (note 13).

Interest charge related to the related debt recognized by the Group amounts to € 4 million, € 4 million and € 10 million for the period ended June 30, 2003 and 2002 and December 31, 2002.

On May 7, 2002, the Group and Carlton incorporated a Joint Venture, ScreenVision Europe in order to purchase and operate the cinema screen advertising businesses in Europe (note 2). Following the acquisition, Carlton and the Group have granted loans to Screenvision Europe on an equal basis. As of June 30, 2003 and December 31, 2002, the outstanding debt due to Carlton by ScreenVision Europe in the consolidated financial statements of the Group amounts to € 18 million and € 14 million, respectively.

Such loans bear interest at market rate. For the periods ended June 30, 2003 and December 31, 2002, financial interest recognized by ScreenVision Europe in the consolidated financial statements of the Group amounts to € 0.3 million and € 0.5 million, respectively.

•	DIRECTV and its subsidiaries (“DIRECTV”)

In the normal course of the business and based on market conditions Thomson sales to DIRECTV products, mainly digital decoders and satellite receivers and services. In addition, during the first half of 2003, Thomson entered into the following agreements with DIRECTV:

–	On April 14, 2003, DIRECTV has selected Thomson to supply a significant quantity of encoders and signal management equipment.

–	On June 13, 2003, Canal + Technologies, a 92.2% owned Thomson subsidiary and DIRECTV agreed that Canal+ Technologies will provide DIRECTV with its MEDIAHIGHWAY® interactivity system to new enhanced standard DIRECTV set-top boxes. Thomson has guaranteed the execution of this contract.

As a consequence, Thomson has invoiced DIRECTV for an amount of € 19 million, € 26 million and € 40 million for the period ended June 30, 2003 and 2002 and December 31, 2002, respectively.

As of June 30, 2003 and 2002 and December 31, 2002, receivables from DIRECTV amounted to € 54 million, € 115 million and € 83 million, respectively.

•	France Telecom and its subsidiaries (“FT”)

In the normal course of the business and based on market conditions, Thomson is a supplier of ADSL set top boxes to FT. For the 6 month and 3 month periods ended June 30 2003 and December 31, 2002, such sales amounted to € 9 million and € 10 million, respectively. As of June 30, 2003 and December 31, 2002 amounts due from FT amounted to € 5 million and € 13 million, respectively.

With regards to the TINOS contract entered into between FT and the Group (please refer to the Group 2002 financial statements), no significant development occurred during 2003.

•	Microsoft and its subsidiaries (“Microsoft”)

In the normal course of the business and based on market conditions, Thomson sells products and services, mainly optical kits, royalties, distribution services and promotion services to Microsoft, for an amount of € 42

Thomson Group

CONDENSED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

million, € 228 million and € 303 million for the six month ended June 30, 2003 and 2002 and the year ended December 31, 2002, respectively.

Thomson has receivables due from Microsoft amounting to € 1 million, € 23 million and € 0 million as of June 30, 2003 and 2002 and December 31, 2002, respectively.

•	TSA and its subsidiaries (“TSA”)

As of June 30, 2003, TSA remains regarded as a related party for the Group. There were no significant developments since December 31, 2002.

17. CONTINGENCIES

Legal Proceedings

There were no significant developments in the legal proceedings disclosed as of December 31, 2002 with the exception of the following cases:

U.S. customs and Italian tax litigation

On May 30, 2003 the parties, including Thomson, which received the pre-penalty notices submitted a joint Petition for Cancellation or Remission of Penalties to the Customs Service. Thomson anticipates meeting with the Customs Service to discuss the Petition and to address any open issues. Based on information currently available, the Group is not in a position to estimate the liability and has not accrued for a reserve. The Group will defend itself vigorously against any allegations of wrongdoing.

On May 15, 2003 Videocolor S.p.A elected to apply for the new tax amnesty, enacted by the Italian parliament in 2003 by paying € 1.35 million. Videocolor S.p.A will include the years 1993 and 1994 in the tax amnesty application and not the following years. Upon approval by the Italian tax authorities of the amnesty application, the calculations of which are based on a percentage of the total amount assessed by the tax authorities including the amounts rejected by the Courts, the years 1993 and 1994 will be closed. Videocolor S.p.A will then be able to confirm the utilization in 1994 and 1995 of all the tax losses originating from 1993 and the previous years.

Superguide Corporation

Oral argument of the appeal was heard on July 10, 2003 in the U.S. Court of Appeals for the Federal Circuit. A decision is expected in several months.

Pegasus Development Corporation and Personalized Media Communications, L.L.C.

In May 2003, the Delaware Court issued a stay of the Delaware patent case pending the re examination of several of the patents at issue by the U.S. Patent and Trademark Office. In June 2003, as part of a new commercial arrangement with Gemstar, the Company dismissed with prejudice its antitrust and unfair competition claims against Gemstar and Gemstar agreed to provide the Company with a limited indemnity with respect to the PMC patent litigation.

Parental Guide of Texas

On May 12, 2003, the U.S. District Court in Indiana stayed the case in Indiana and ruled that the Texas case should proceed.

Broadcast Innovation

In June 2003, this case was settled as to all DirecTV defendants, including Thomson Inc., Hughes Electronics Corporation, and DirecTV, Inc. Thomson Inc.’s portion of the settlement is not material.

Thomson Group

CONDENSED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

18. SUBSEQUENT EVENTS

On June 3, 2003, Thomson reached an agreement to purchase certain assets including trademarks and patents and liabilities associated with Recoton’s accessories business. The purchase was completed on July 8, 2003 for approximately USD 60 million (€ 53 million at July 8, 2003 rate).

On July 18, 2003, Thomson signed an agreement with Dongguan Xinyuan Highway Development Co., Ltd. to purchase the color picture tubes activity which currently belongs to Fortune Science and Technology Company. Thomson’s agreement with Xinyuan will take effect after approval by the shareholders of Fortune and is subject to the satisfaction of suspensive conditions, including obtaining all regulatory authorizations from Chinese authorities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28th, 2003

THOMSON S.A.

By:	/s/ Julian Waldron
Name: Julian Waldron
Title: Senior Executive Vice President, Chief Financial Officer